Exhibit 8.2

__________, 2015

Board of Directors

Wells Financial Corp.

53 First Street, S.W.

Wells, Minnesota 56097

Board of Directors

St. James Federal Savings and Loan Association

501 1st Avenue South

St. James, Minnesota 56081

Dear Directors:

You have requested our opinion addressing the Minnesota income tax consequences arising from the consummation of the transactions described in the Agreement and Plan of Conversion Merger by and among Wells Financial Corp. (“Wells”), a Minnesota corporation, Wells Federal Bank (the “Bank”), a Minnesota state chartered commercial bank and the wholly owned subsidiary of Wells, and St. James Federal Savings and Loan Association (“St. James”), a federal mutual savings association, dated November 5, 2014, and the Plan of Conversion Merger involving the same parties. The foregoing agreements are collectively referred in this opinion as the "Conversion Merger").

The Conversion Merger contemplates that (i) St. James will convert from a federal mutual savings association to a federal stock savings association; (ii) Wells will acquire 1,000 shares of common stock of St. James issued in the conversion, or all of the shares to be issued by St. James in its conversion as provided for in the Plan of Conversion Merger, for $1.00 in cash, without interest, per share; and (iii) pursuant to the Plan of Conversion Merger, as may be from time to time amended, adopted by St. James and the Bank, St. James will merge with and into the Bank, with the Bank as the surviving institution, immediately following St. James’s conversion to a federal stock savings association.

You have previously received an opinion of Jones Walker LLP ("Federal Tax Opinion") stating that the consummation of the Conversion Merger will not result in adverse federal income tax consequences to Wells, Wells Bank, St. James or its account holders under the Internal Revenue Code of 1986, as amended ("Code").

Our opinion.

Subject to the assumptions and limiting condition set forth hereafter in this opinion letter, we are of the opinion that the laws of the State of Minnesota as of December 31, 2014 will, for income tax purposes, treat the Conversion Merger transaction in an identical manner as it is treated by the Internal Revenue Service, and that under Minnesota state law no adverse income tax consequences will be incurred by any of Wells, Wells Bank, St. James or the account holders of St. James as a result of the implementation of the Conversion Merger.

Assumptions.

For the purposes of this opinion, we make the following assumptions:

1.	That the Statement of Facts set forth in the Federal Tax Opinion is accurate and that there are no omitted facts and circumstances which are material to the Conversion Merger;

2.	That the descriptions of and information concerning the transactions (Transactions) which comprise the Conversion Merger are accurately set forth in the Federal Tax Opinion and the agreements identified in the first paragraph of this opinion letter;

3.	That the Transactions and all documents required to execute the Conversion Merger are executed by representatives of the parties who have the requisite authority and capacity to enter into, execute and perform all obligations imposed by the Transaction documents and such representatives have the authority to observe and perform the terms and conditions set forth in such documents;

4.	That all recitations of facts and matters set forth in the documents which will be used to execute the Transactions are accurate and complete;

5.	That the parties, in executing the conversion and the statutory merger contemplated by the Conversion Merger will fully comply with all requirements imposed by applicable Minnesota law;

6.	That the Federal Tax Opinion is accurate in its statements about the application of the Code, and other federal law To the Transactions;

7.	That the Minnesota income tax statute conformed to the Code as of December 31, 2014. And that it will conform to the Code as of the effective date of the Conversion Merger.

Limiting conditions

1.	We express no opinion concerning the effect, if any, of the Conversion Merger on the continued existence of the carryover or carryback of, or any limitation applicable to any net operating losses of St. James under the Code or Minnesota income tax law.

2.	The scope of this opinion is strictly limited to the treatment of the Conversion Merger under Minnesota income tax law as it existed on December 31, 2014 and we express no opinion with respect to any other legal, federal, state, local or foreign aspect of the transactions which comprise the Conversion Merger.

3.	If any of the information described in the foregoing Assumptions upon which we have relied in order to render our Minnesota income tax law opinion proves to be incorrect, or if changes in the relevant facts or circumstances occur after the date of this opinion letter, our opinion may be affected.

4.	Our opinion is based on (i) existing Minnesota statutory law, (ii) recent legislation which conforms Minnesota income tax law to the Code as of December 31, 2014 and (iii) existing federal law relied upon by Jones Walker LLP in rendering its Federal Tax Opinion. All such law and authorities are subject to change. While it is unlikely to occur, any such change may be made with retroactive effect. We can give no assurance that, after such retroactive change, our opinion would not be different.

5.	Our engagement will be concluded with the issuance of this Minnesota Tax Opinion. Absent a new engagement, we assume no obligation to update or supplement this Minnesota Income Tax Opinion.

6.	This opinion is not binding on the Internal Revenue Service or the Minnesota Department of Revenue and there can be no assurance that these agencies will not take a position contrary to one or more of the positions set forth in our Minnesota Income Tax opinion or the Federal Tax Opinion upon which we rely. If either our opinion of the Federal Tax Opinion is challenged by either the Internal Revenue Service or the Minnesota Department of Revenue or both, we cannot provide any assurance that either our opinion or the Federal Tax Opinion will be upheld by a court of competent jurisdiction.

7.	This opinion is not intended to be used, and may not be used by any taxpayer for the purpose of avoiding any penalties that may be imposed by the IRS or the State of Minnesota. Each recipient should seek advice based on his, her or its particular circumstances from an independent tax advisor.

8.	Our opinion does not include any opinion addressing the application, if any, of a franchise tax or capital stock taxes which may be imposed as a result of the consummation of the Conversion Merger.

You have our permission to include this opinion as an exhibit and you may refer to it in the Wells Registration Statement on Form S-1 which will be filed with the United States Securities and Exchange Commission and you may likewise include and refer to it in bank regulatory filings which are contemplated in connection with the Conversion Merger. Further, you may refer to Quinlivan & Hughes, P.A. in the prospectus which is a part of the Registration Statement.

Sincerely,

Quinlivan & Hughes, P.A.